August 31, 2004

Securities and Exchange Commission

Mail Stop 0407

450 Fifth Street, NW

Washington, DC 20549

Attention:	Ms. Kathleen Kerrigan

Re:	SPEEDCOM Wireless Corporation
Form 8-K filed August 18, 2004
File No. 0-21061

Ms. Kerrigan:

This letter is in response to your comment letter dated August 26, 2004. Your comments are reproduced below in bold italics, followed in each case by SPEEDCOM Wireless Corporation’s response.

1. When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S0K Item 304(a)(2). In making any disclosures about consultants with your new accountants, please ensure you disclose any consultations up through the date of the engagement.

SPEEDCOM is currently in discussions with several new accounting firms. As soon as a new accounting firm is engaged, SPEEDCOM will file a new Form 8-K with all disclosures regarding consultations up to the date of the engagement.

2. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agree with the statements made in your revised Form 8-K.

SPEEDCOM will obtain an updated Exhibit 16 letter from its former accountants when a new Form 8-K is filed announcing the new SPEEDCOM accountants.

Please contact me at 561-866-6108 with your further comments, if any, relating to SPEEDCOM’s Form 8-K.

Sincerely,

/S/ MARK SCHAFTLEIN
Mark Schaftlein Chief Financial Officer and acting Chief Executive Officer